Filed by Sprint Nextel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Nextel Partners, Inc.

Commission File No.: 0-29633

October 19, 2005

Q/A RE Delaware Court Filing

to Enforce 220 Demand

Q.	What is behind the most recent lawsuit against Partners?

A.	As you know, the Partners charter gives its shareholders the right to vote to put their shares to us at a price determined in an appraisal process spelled out in the charter, and Partners has called a special meeting of its shareholders for that vote. On October 5, 2005 we sent Partners a letter asking for specific types of information to help us prepare for the appraisal process, assuming that Partners’ shareholders will vote to exercise the put as their board has recommended. Partners did not respond to our request, so we filed court proceedings to get the information we requested.

Delaware law has a specific process that allows a shareholder to request and obtain information from a corporation. That process initially requires the shareholder to request the information from the corporation – our October 5, 2005 letter made that request. Court proceedings are only required if the corporation refuses to share the information. Partners did not respond to our request. We hoped that Partners would voluntarily share the information we requested and that the court filing would be unnecessary, but since they didn’t do that we filed this lawsuit to get the information we believe we’re entitled to.

Q.	What information do you need and why?

A.	In many respects, the put and appraisal process contemplated by the Partners charter is very similar to an M&A transaction because it ultimately results in a purchase of all of the Partners common stock if the put is triggered. In M&A transactions among public companies, the companies typically share non-public business information regarding plans, projections and other matters. Under Partners’ charter, we and Partners both are required to share with the appraisers all material information we have related to Partners and its business. In order to inform our views, we believe that we need access to the information that would be exchanged in a typical transaction between a willing buyer and a willing seller. We also believe we need information to review Partners’ recent conduct of its business and actions leading up to the put vote. So far, Partners has refused to share this information with us. This lawsuit is part of our continuing effort to obtain that information.

Cautionary Notes

The put process and the related provisions of Partners’ charter are complex and are subject to differing interpretations. Partners disagrees with us on several important issues, which is why we have commenced court proceedings. While we believe that our interpretations are correct, there is no assurance that our views will prevail.

Certain of the statements in this document are forward-looking information within the meaning of the federal securities laws. These statements are based on various assumptions as to future events. There could be differences between these assumptions and actual future circumstances or events, including as a result of the put process and those differences could be material. In addition, this Q&A includes various statements of our opinions, indicated by phrases such as “we believe” and the like.

While we base these statements of opinion on facts or assumptions we believe to be reliable, statements of opinion are only that and readers must recognize that others, including Partners, have opposing opinions. In addition, all statements of opinion are made as of the date of this Q&A and could change based on future developments or the discovery of or reassessment of existing facts, presently known or unknown to us. This document speaks only as of its date, and we disclaim any duty to update the information herein.

Additional Information and Where to Find It

SHAREHOLDERS ARE ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PURCHASE OF PARTNERS’ CLASS A COMMON STOCK PURSUANT TO PARTNERS’ PUT RIGHT. When such documents are filed with the SEC, investors and security holders will be able to obtain them when they become available free of charge at the SEC’s web site, www.sec.gov, or from Sprint Nextel Investor Relations at Sprint Nextel Corporation, 2001 Edmund Halley Drive, Reston, Virginia 20191, 703.433.4300.

Participants in Solicitation

We and our directors and executive officers and other members of our management and employees may be deemed to be participants in the solicitation of proxies from Partners’ shareholders. Information concerning our directors and executive officers is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005. Additional information regarding the interests of our participants in the solicitation of proxies in respect of the put right, if any, will be included in the registration statement to be filed with the SEC.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.